RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

First Quarter Ended March 31, 2007

(Unaudited)

The Company’s auditor has not performed a review of these
Interim Consolidated Financial Statements

Suite 1540 - 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.623.3333 Toll free: 1.866.365.4706 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION
Interim Consolidated Balance Sheets
 (Stated in Canadian Dollars)

	March 31	December 31
	Unaudited	Audited
	2007	2006
Assets
Current assets
Cash and cash equivalents	$978,792	$7,233,680
Temporary investments (note 5)	10,033,776	4,019,398
Amounts receivable	1,420,831	1,218,865
Prepaid expenses	312,761	28,748
	12,746,160	12,500,691

Investment in companies spun-off (note 6)	1,928,780	2,147,933
Equipment (note 7)	92,946	89,450
Other Investments (note 8)	1,884,943	1,435,227
Mineral property costs	16,200,787	15,712,278
	$32,853,616	$31,885,579

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$1,474,418	$824,066
Income tax payable	152,000	152,000
	1,626,418	976,066
Shareholders’ equity
Share subscriptions received	36,122	-
Share capital (note 9(a))	48,527,811	47,991,901
Contributed surplus (note 9(b))	2,822,233	2,547,075
Deficit	(20,418,332)	(19,629,463)
Accumulated other comprehensive income (note 10)	259,364	-
	31,227,198	30,909,513
	$32,853,616	$31,885,579

See accompanying notes to the consolidated financial statements
Commitments (note 12)

Approved by the Board of Directors:
“David Adamson”	“John R. Brodie”
David Adamson Director	John R. Brodie, FCA Director

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended March 31
	2007	2006
Expenses
Amortization	$7,237	$3,499
Consulting	25,723	28,290
Foreign exchange (gain) loss	337	(55,144)
General mineral exploration	47,355	70,428
Investor relations	98,221	79,499
Office	46,181	42,437
Professional fees	139,192	94,904
Rent	15,649	20,844
Salaries	321,614	172,922
Stock-based compensation (note 9(b))	115,570	88,358
Telephone	3,025	4,719
Re-organization costs	59,757	61,471
Transfer agent and regulatory filing fees	16,098	21,856
Travel and accommodation	13,712	4,497
Write-off of mineral property costs	10,864	-

Loss before other items	(920,535)	(638,580)
Interest and miscellaneous income	115,975	19,576
Option and administration fees in excess of property costs	10,000	-
Gain on sale of investments	37,396	99,589
Gain on settlement of debt	-	14,559
Loss on equity investment	(31,705)	(689,736)
Future income tax recovery (note 9(a))	-	477,400
Allocation of subsidiary’s loss to minority interest	-	(20,758)

Net loss for the period	(788,869)	(737,950)
Deficit, beginning of the period	(19,629,463)	(15,841,543)
Deficit, end of the period	$(20,418,332)	$(16,579,493)

Basic and diluted loss per common share	$(0.01)	$(0.01)
Weighted average number of common shares outstanding	52,964,856	66,385,705

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Comprehensive Loss
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended March 31
	2007	2006

Net loss for the period	$(788,869)	$(737,950)

Other comprehensive income (loss) in the period
Fair value adjustment to financial instruments
Temporary investments	(6,669)	-
Investments in public company shares	214,764	-
Change in fair value of investment in spun-off companies	(165,022)	-
Less reclassified to net income on realization	7,738	-
	50,811	-
Comprehensive loss for the period	$(738,058)	$(737,950)

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Cash Flows
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended March 31 March 31ended December 31
	2007	2006
Cash Provided by (Used for):
Operating Activities
Net loss for the period	$(788,869)	$(737,950)
Adjustment for items which do not involve cash:
Amortization	7,237	3,499
Stock-based compensation in operations	205,570	88,358
Write-off of mineral property costs	10,865	-
Gain on sale of investments	(37,396)	(99,589)
Gain on settlement of debt	-	(14,559)
Loss on equity investment	31,705	689,736
Future income tax recovery	-	(477,400)
Allocation of subsidiary’s loss to minority interest	-	20,758
	(570,888)	(527,147)
Changes in non-cash working capital components:
Prepaid expenses	(284,013)	(70,396)
Amounts receivable	(201,966)	40,403
Accounts payable and accrued liabilities	119,076	(44,593)
	(937,791)	(601,733)
Investing Activities*
Temporary investments	(6,021,047)	-
Mineral property costs	(709,352)	(788,002)
Purchase of equipment	(10,733)	(5,221)
Purchase of investments	(24,190)	(495,844)
Proceeds on sales of investments	71,892	362,931
Proceeds on exercise of spin-off companies options/warrants	139,830	-
	(6,553,600)	(926,136)
Financing Activities*
Common shares issued and subscriptions received	436,069	559,687
Share issue costs	-	(2,469)
Recovery of property costs incurred	759,126	715,503
Management and administration fees received	41,308	42,681
	1,236,503	1,315,402

Net cash used during the period	(6,254,888)	(212,467)
Cash and cash equivalents, beginning of the period	7,233,680	2,810,503
Cash and cash equivalents, end of the period	$978,792	$2,598,036
During the period the Company received $27,469 (2006 - 13,122) in interest and paid $438 (2006 - $nil) in interest.
* Supplemental Disclosure of Non-Cash Investing and Financing Activities - Refer to Note 13.

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2006	Gross Expenditures 2007	Write-off or Recovery 2007	Balance March 31 2007
CANADA
ONTARIO
RED LAKE MINING DIVISION
Phoenix Gold Project
Acquisition and option payments	$3,651,540	$-	$-	$3,651,540
Exploration costs:
Geological and geochemical	1,644,349	25,985	-	1,670,334
Drilling	6,003,586	271,096	-	6,274,682
Geophysical	101,147	-	-	101,147
Travel and accommodation	193,588	4,629	-	198,217
Other	32,056	(55,172)	-	(23,116)
	11,626,266	246,538	-	11,872,804

Other Red Lake Properties
Acquisition and option payments	534,631	36,000	(35,000)	535,631
Exploration costs:
Geological and geochemical	1,184,316	46,053	(3,221)	1,227,148
Drilling	666,811	590,824	(606,660)	650,975
Geophysical	280,310	-	(8,020)	272,290
Travel and accommodation	91,519	7,037	(2,126)	96,430
Other	40,895	8,422	(602)	48,715
Administration fees (earned)	(525,810)	-	(36,011)	(561,821)
	2,272,672	688,336	(691,640)	2,269,368

McCuaig JV Project
Acquisition and option payments	119,890	-	-	119,890
Exploration costs:
Geological and geochemical	451,042	-	(568)	450,474
Drilling	1,146,232	222,450	(87,290)	1,281,392
Geophysical	27,425	-	-	27,425
Travel and accommodation	32,192	10	(4)	32,198
Other	2,000	-	-	2,000
Administration fees (earned)	(27,635)	-	(5,296)	(32,931)
	1,751,146	222,460	(93,158)	1,880,448

English Royalty Division
Acquisition and option payments	-	130,342	(14,727)	115,615
Exploration costs:
Geological and geochemical	53,238	88	-	53,326
Travel and accommodation	9,119	-	-	9,119
Other	107	-	-	107
	62,464	130,430	(14,727)	178,167

Mineral Property Costs	$15,712,548	$1,287,764	$(799,525)	$16,200,787

Write-offs and recoveries of $(799,525) are composed of write-offs of $(10,865) and recoveries of $(788,660).
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
March 31, 2007
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and has been primarily involved in the acquisition and exploration of mineral property interests in Canada. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties. The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the development stage with no source of operating revenue and is dependent upon equity financing to maintain its current operations.

2.	McEwen Agreement

On February 25, the Company signed an agreement with Robert McEwen (“McEwen”), Evanachan Limited, Lexam Explorations Inc. and McEwen Capital Corp. (companies controlled by McEwen) wherein the companies agreed to sell two land packages covering 513,000 acres in Alaska and 225,000 acres in Nevada to the Company in consideration of the Company issuing a total of 40 million common shares at a deemed price of $0.70 per share for total consideration of $28 million. In addition, McEwen agreed to make a private placement in the company for $10 million at $0.70 per share for approximately 14.3 million shares plus 14.3 million ½ warrants exercisable for two years at $1.50 per whole warrant. McEwen will have a right of first refusal on all future equity or debt financings as long as he controls greater than 10% of the issued and outstanding capital of the Company. This agreement is subject to satisfactory due diligence and regulatory approval.

On March 1, 2007, the Company announced that McEwen had arranged for other parties to increase the total private placement to $15 million under the same terms as the original placement. Total shares now to be issued pursuant to the private placements amount to 21,428,571 at $0.70 each including the same number of ½ warrants exercisable at $1.50 per whole warrant, for 2 years..

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada and follow the same accounting principles and method of computation as the consolidated financial statements for the fiscal year ended December 31, 2006. These interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2006. References to the Company included herein are inclusive of the accounts of the parent company and its 100% owned subsidiaries, 1304850 Ontario Inc., 0691403 BC Ltd. and, to July 13, 2006, its 64% owned subsidiary, Toquima Minerals Corporation. The investment in Constantine Metal Resources Ltd. is accounted for on the equity basis. Upon completion of the Plan of Arrangement, in December of 2006, Africo Resources Ltd. ceased to be an investment of the Company.

4.	CHANGES IN ACCOUNTING POLICIES

Comprehensive Income

Effective January 1, 2007, the Company adopted new CICA handbook Section 1530, which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
March 31, 2007
(Stated in Canadian Dollars)

4. CHANGES IN ACCOUNTING POLICIES (continued)

enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Commencing with this period, statements of other comprehensive income are included with the financial statements. The statement of other comprehensive income lists unrealized gains and losses for classifications of financial instruments, that do not require such gains and losses to be included in net income.

Financial Instruments

Effective January 1, 2007, the Company adopted new CICA handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented. No retroactive application of this standard is required.

Pursuant to this standard, the Company is required to classify each category of its financial instruments and restate their carrying values to market where required. The company’s financial instruments and classifications are noted below.

Cash equivalents, temporary investments and assets and liabilities associated with options and warrants that are based on companies other than Rubicon have been classified as available-for-sale. Commencing January 1, 2007, investments in public companies have been classified as available for sale and as such were revalued to market on January 1, 2007. These instruments will be re-valued to market at each succeeding period end. New acquisitions will be immediately revalued to market. Unrealized changes in fair value are recorded as other comprehensive income and included in shareholders’ equity.

Changes recorded by the company at January 1 are as follows:

	Financial instrument classification	Carrying Value January 1, 2007	Unrealized Gain (Loss) booked to accumulated other comprehensive income	Fair Value January 1, 2007
Temporary investments	Available for sale	$4,019,398	$-	$4,019,398
Investments in public companies (1)	Available for sale	$957,178	$208,553	$1,165,731
Assets relating to options/warrants of spun-off companies	Available for sale	$2,147,933	$-	$2,147,933

(1)
The new standard does not apply to equity accounted investments and as such the Company’s investment in Constantine Metal Resources Ltd. was excluded from the above adjustment. This investment had a carrying value of $478,049 at January 1, 2007 and a fair value of $782,494 and continues to be carried at cost plus equity adjustments.

.

5.	TEMPORARY INVESTMENTS

Temporary investments consist of banker’s acceptance maturing between May 15, 2007 and August 27, 2007 with an aggregate carrying value and fair value of $10,033,776 on March 31, 2007. Effective interest rates are between 4.05% and 4.15%.

6.	INVESTMENT IN COMPANIES SPUN-OFF

The investment in companies spun-off represents the fair value of Rubicon’s rights acquired under the Rubicon Plan of Arrangement of December 2006, wherein the spun-off companies agreed to maintain the rights of Rubicon option and warrant holders by settling with their own shares a pro-rata portion of any exercise, for a pro-rata portion of the exercise price. In the case of Africo Resources Ltd., any exercise proceeds will be returned to Rubicon. Rubicon also has the right to exercise any of the warrants or options which expire, for a period of 30 days after the expiry date. As Africo must remit all such proceeds to Rubicon, the exercise price to Rubicon is effectively nil in respect to expired warrants and options.

7.	EQUIPMENT

			March 31 2007	December 31 2006
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Furniture and fixtures	$75,553	$44,187	$31,366	$33,011
Computer equipment	91,626	53,655	37,971	33,919
Software	38,799	15,190	23,609	22,520

	$205,978	$113,032	$92,946	$89,450

8.	OTHER INVESTMENTS

The Company owns common shares in public and private companies as follows:
	March 31, 2007		December 31, 2006
	Carrying Value	Market Value	Carrying Value	Market Value
	$	$	$	$
Carlin Gold Corp	1,108,533	1,108,533	695,550	891,174
Constantine Metal Resources	505,086	789,197	569,086	782,494
Equity in losses of Constantine	(122,742)	-	(91,037)	-
Other public companies	394,066	394,066	261,628	274,557

	1,884,943	2,291,796	1,435,227	1,948,225

9.	SHARE CAPITAL

a)	Authorized share capital consists of an unlimited number of common shares without par value.

	3 Months Ended March 31, 2007		Year Ended December 31, 2006
	Number of Shares	$	$Number of Shares	$
Balance, beginning of period	76,810,525	47,991,901	66,179,524	45,610,692
Private placements (1)	-	-	7,640,560	10,431,265
Mineral properties	-	-	101,000	130,720
Stock options exercised (2)	351,750	387,826	760,628	1,114,599
Warrants, and agents options exercised (3)	302,230	148,084	2,128,813	1,779,452
Spin-off of companies	-	-	-	(10,597,427)
Flow-through renunciation (4)	-	-	-	(477,400)

Balance, end of period	77,464,505	48,527,811	76,810,525	47,991,901

1.	Net of issue costs of nil (2006 full year - 876,764).
2.	Inclusive of the original $135,962 (2006 full year - $297,314) fair value of these options re-allocated from contributed surplus to share capital on exercise.
3.	Inclusive of the original $2,736 (2006 full year $37,205) fair value of agents options re-allocated from contributed surplus to share capital on exercise.
4.
The Company renounced $1.4 million in flow through expenditures in March 2006 to investors with an effective date of December 31, 2005. Under Canadian GAAP, the Company is required to reduce share capital by an amount based on the temporary taxable differences created by the renunciation. The amount of $477,400 was based on a tax rate of 34.1% applied to the temporary difference of $1.4 million.

b)	Stock Options

The following is a summary of the changes in the Company’s outstanding stock options.

	3 Months Ended March 31, 2007		Year Ended December 31, 2006
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price
		$		$
Balance at beginning of period (1)	3,798,748	0.73	4,815,000	1.10
Granted	915,000	0.74	40,000	1.70
Exercised	(351,750)	0.77	(760,628)	1.07
Expired/Cancelled	(164,374)	0.84	(295,624)	1.22

Outstanding at end of period (1)	4,197,624	0.71	3,798,748	0.73

(1) At March 31, 2007, the weighted-average remaining contractual life of stock options outstanding is 3.4 years (December 31 2006 -2.3).

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
March 31, 2007
(Stated in Canadian Dollars)

9.  SHARE CAPITAL (continued)

The following is a summary of changes in contributed surplus which consists entirely of stock based compensation transactions.

	3 Months Ended March 31,2007	Year Ended December 31, 2006
Balance at beginning of period	$2,547,075	$2,623,780
Stock-based compensation - Administration	115,570	220,964
Stock-based compensation - Mineral property costs	47,405	22,062
Share issuance costs	-	-
Fair value on options/warrants granted by spun-off companies	248,145	(22,417)
Fair value of stock options allocated to shares issued on exercise	(135,962)	(297,314)
Balance at end of period	$2,822,233	$2,547,075

The fair value of employee options, agents options and agents warrants granted during the period has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	3 Months Ended March 31, 2007	Year Ended December 31, 2006
Risk-free interest rate (%)	4.04%	4.27%
Expected life (years)	5 years	5 years
Expected volatility (%)	62%	50%
Expected dividend yield (%)	0%	0%

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

c) Summary of stock options outstanding:

March 31, 2007
Type of Issue	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
Stock Options	100,000	0.44	3.51
	150,000	0.48	3.54
	560,000	0.54	0.44
	225,000	0.55	0.38
	200,000	0.56	3.79
	3,750	0.65	0.31
	915,000	0.74	4.88
	20,000	0.76	6.64
	1,427,000	0.77	2.87
	226,874	0.79	2.84
	340,000	0.96	1.91
	30,000	1.11	4.14

Total Stock Options	4,197,624	0.71	2.88

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
March 31, 2007
(Stated in Canadian Dollars)

9. SHARE CAPITAL (continued)

d) Summary of warrants outstanding:

March 31, 2007
Type of Issue		Number Outstanding	Weighted Average Price $	Weighted Average Life Years
Warrants and Agent Options	(1)	36,395	0.35	0.38
		2,404,880	0.43	0.38
		297,914	0.71	-
Total Warrants and Agent Options		2,739,189	0.46	0.34

1)
Agent compensation options include options for 36,395 units exercisable for $0.693 for a full compensation option or ($0.35 to Rubicon) consisting of 1 Rubicon share, 1/6 of a Paragon Minerals shares and .0924 of an Africo Resources share and ½ share purchase warrant with an expiry of .38 years from the period end.

2)
Upon completion of the Plan of Arrangement, all outstanding warrants remained in place at the same exercise price as before but the holder will receive for each warrant exercised, 1 share of Rubicon, 1/6 of a share of Paragon and .0924 of a share of Africo. The exercise price is allocated among the companies as follows: 51.2% to Rubicon, 5.8% to Paragon and 43% to Africo. The numbers in the above table reflect only the Rubicon portions. In addition, pursuant to the Plan, all the proceeds remitted to Africo are paid back to Rubicon.

10. ACCUMULATED OTHER COMPREHENSIVE INCOME

2007
Adjustments to January 1, 2007 opening balance:
Unrealized gains on investments in public company shares	$208,553
Accumulated other comprehensive income, beginning of the period	208,553

Other comprehensive income for the period	50,811

Accumulated other comprehensive income, end of the period	$259,364

Components of accumulated other comprehensive income, March 31, 2007

Unrealized (losses) on temporary investments	$(6,669)
Unrealized gains on investments in public company shares	431,055
Unrealized (losses) on the Company’s option/warrant asset relating to spun-off companies	(165,022)

$259,364

11. RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2007, the Company paid or accrued legal fees to a law firm, of which a partner is a director of the Company, aggregating to $294,548 (2006 - $102,550). As at March 31, 2007, this law firm is owed $334,534 (2006 - $114,067). All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
March 31, 2007
(Stated in Canadian Dollars)

Paragon Minerals Corporation

Paragon Minerals Corporation (“Paragon”) is the spin-off company that acquired Rubicon’s Newfoundland mineral properties under the plan of arrangement. Paragon shares offices and office expenses with Rubicon and at the period-end, had one common director (two at December 31, 2006) and shared the CFO and office support staff. In addition, the CEO of Paragon provides management services to Rubicon on a part time basis.

As at March 31, 2007, Paragon owed the Company $310,933, which included $92,393 for shared and reimbursable costs, $150,000 for Paragon’s share of the costs incurred on the Rubicon Plan of Arrangement and $68,540 for refundable staking security deposits posted by Rubicon on Paragon’s properties. This balance is included in amounts receivable net of $19,932 owing to Paragon for expense reimbursements. Subsequent to the period end, Paragon payments have reduced the outstanding balance to $58,500.

All the above transactions with Paragon were in the normal course of business and were recorded at fair values.

12. COMMITMENTS

At March 31, 2007, the Company has $284,095 in remaining lease payments for the use of its Vancouver office to September, 2010.

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

13. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the period ended March 31, 2007, the Company issued nil (2006 full year - 101,000) of its common shares at a value of $nil (2006 full year - $130,720) for mineral properties, and received common shares of other companies valued at $11,722 (2006 full year - $1,833,570) pursuant to the terms of property agreements and the Toquima plan pf arrangement. Included in accounts payable and accrued liabilities at March 31, 2007 is $814,882 (December 31, 2006 - $441,893) of mineral property costs.